EXHIBIT 99.2

2020 Annual General Meeting of Shareholders

NOTICE OF ANNUAL GENERAL MEETING

WHEN: Friday, May 15, 2020 1:30 p.m. (Vancouver time)	ONLINE AT: https://web.lumiagm.com/289444004 Password: equinox2020

We will cover the following items of business:

1.          Receive our consolidated financial statements for the financial year ended December 31, 2019 and the auditors’ report thereon.

2.          Fix the number of directors at ten (10).

3.          Elect directors to hold office until our 2021 annual general meeting of shareholders.

4.          Reappoint KPMG LLP as our independent auditors to hold office until our 2021 annual general meeting of shareholders and authorize the directors to set the auditors’ pay.

5.          Consider and, if deemed appropriate, pass, with or without variation, a non-binding advisory resolution on executive compensation.

6.          Transact any other business that may properly come before the meeting.

You are entitled to receive this notice and vote at our 2020 annual general meeting of shareholders (the Meeting) if you owned Equinox Gold Corp. (Equinox Gold or the Corporation) shares as of the close of business on March 19, 2020 (the record date for the Meeting).

This year, out of an abundance of caution, to proactively deal with the unprecedented health impact of coronavirus disease, also known as COVID-19, to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, and in compliance with current government direction and advice to which we will continue to adhere between the date of this management information circular (Circular) and the date of the Meeting, we will hold our Meeting in a virtual only format, via live audiocast. Shareholders will have an equal opportunity to participate in the Meeting online regardless of their geographic location.

Registered shareholders and duly appointed proxyholders can attend the Meeting online at https://web.lumiagm.com/289444004 where they can participate, vote, or submit questions during the Meeting’s live audiocast. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but guests will not be able to vote at the Meeting.

Equinox Gold is using the notice and access method for delivering this notice and the Circular to shareholders. This notice and the Circular will be available on Equinox Gold’s website at www.equinoxgold.com/investors/shareholder-meetings and under Equinox Gold’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Circular contains important information about what the Meeting will cover, who can vote and how to vote. Please read it carefully. It is important that you exercise your right to vote. Any proxies to be used or acted on at the Meeting must be deposited with Equinox Gold’s transfer agent, Computershare Investor Services Inc. (Computershare). Computershare must receive your proxy by 1:30 p.m. (Vancouver time) on May 13, 2020, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) prior to the time of any adjournment or postponement of the Meeting. The Chair of the Meeting has the discretion to accept or reject late proxy forms.

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2020 Annual General Meeting of Shareholders

If you have any questions relating to the Meeting, please contact Equinox Gold at 1-833-EQXGOLD (1-833-379-4653) (North America) or 1-604-558-0560 (International) or by email at ir@equinoxgold.com.

DATED at Vancouver, British Columbia this 30th day of March, 2020.

By Order of the Board of Directors

(signed) Ross Beaty

Chairman

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